Exhibit 16.1

October 5, 2017

MicroChannel Technologies Corporation

c/o Custodial Management LLC

P.O. Box 3143

Liverpool, NY 13089

Gentlemen:

This letter is to inform you of our intention to not continue as the auditors for MicroChannel Corporation, effective as of this date.

We will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding MicroChannel’s affairs.

We look forward to helping you make a smooth transition with your new accountants.

Sincerely

/s/ Nathan Hartman

Nathan Hartman

Partner

kmc